5/22



03050811

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Oriva Inc.

*CURRENT ADDRESS



PROCESSED
JUN 03 2003
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3837 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 5/28/03

Priva Inc.

2002 ANNUAL REPORT

CORPORATE PROFILE

Priva Inc is in the business of marketing and distributing a complete range of waterproof and absorbent speciality textile products for adults and children to retailers and catalogue companies. Priva currently has a retail distribution network of over 22,000 stores that carry the Company's products on their shelves.

Priva Inc's shares are listed to trade on the TSX Venture Exchange under the trading symbol "PIV". Priva Inc is also registered in the United States with Standard and Poors.

NOTICE OF ANNUAL MEETING

The Annual General Meeting of Shareholders will take place at 9.00 am on June 13th, 2003 at 9100 Ray Lawson Blvd, Anjou, Quebec.

REPORT TO SHAREHOLDERS

We are pleased to be able to report the results of another positive year. Through the efforts of all of the members of the Priva organization, the company was able to increase its retail customer base, expand its product lines, and increase its profitability. At the same time, we completed two strategic acquisitions, which should generate positive results in both the short and the long term. What is particularly gratifying is that this was done in a challenging retail environment. As they have struggled to survive, retailers have exerted increasing price pressure on their suppliers, and competition for retail space has become fierce. We are proud that we have grown and are now represented in more than 22,000 stores worldwide!

RESULTS OF OPERATIONS

Sales rose to $7.7 million, an increase of 21% over the previous year. Gross profit remained steady at 34.1%, as did operating expenses, which were held at 29% of sales for the third year in succession.

Net earnings were $413,655 or 2.4 cents per share compared with $335,473 or 2.1 cents per share in 2001, both on a fully diluted basis.

The company's balance sheet was also strengthened with the issuance of $600,000 in new debentures to CDP Accès Capital, a subsidiary of Caisse de depot et placement du Québec. During the year, $200,000 of existing debentures were redeemed.

We are pleased that our working capital ratio improved to 1:26 to 1 at the end of 2002 compared with 1:06 to 1 at the end of 2001.

MANAGEMENT DISCUSSION AND ANALYSIS

As mentioned, Priva completed two acquisitions during 2002, adding to its collection of products and brands in the area of waterproof barriers. In the case of both acquisitions, the acquired product lines have established niche markets and good potential for expanded growth. The first acquisition was completed in the first quarter of 2002 when we purchased the selected assets of Americare, a name synonymous with flannel rubber, a time-honoured product largely popular with the aging population. While the acquisition added approximately 150 home health care stores to our customer base, it also provided us the opportunity to offer flannel rubber to our existing customers. We believe that the $500,000 in sales acquired in the transaction provides us with a base from which to grow this product area significantly in the future.

The purchase of Quorum Anti-Allergy Bedding, a division of Quorum Pharmaceuticals, a specialist in drugs for allergy sufferers, was completed in November 2002. The significant increase in allergies made the Quorum bedding product line acquisition particularly appropriate at this time. It was developed to meet the demands of allergy specialists who prescribe Quorum Pharmaceuticals, in response to their need for high quality anti-allergy bedding to combat dust mites. The Quorum anti-allergy bedding line was launched with the support of the allergists and the medical community. Quorum Pharmaceuticals recognized that our retail strength provided us with an excellent opportunity to significantly expand the sales from the existing level of $500,000 and that selling us the division would allow them to concentrate on their core pharmaceutical products. We are pleased to report that, as a result of the transaction, Priva and Quorum have a strong working relationship, which should benefit us as we continue to move forward. Quorum representatives continue to visit allergists on Priva's behalf.

As we look forward, we expect the retail situation to remain highly competitive for the foreseeable future, but we are prepared to meet the challenges that this creates. We are working hard to keep operating expenses to a minimum, making organizational changes where necessary. At the same time, we are confident that we can continue to find ways to be more effective in our buying so that we can minimize the erosion of our margins. This will be particularly important if the Canadian dollar continues to increase in value as approximately 70% of our revenue is derived from sales outside Canada.

SUMMARY

2002 marked the third consecutive year of increased profitability for Priva and is a further indication that our strategy to focus on our bottom line rather than the size of our customer base was a wise decision. We are optimistic about our future and look forward to sharing our results with you. I wish to express my gratitude to our customers, our Board of Directors and our staff for all their support.



David Horowitz
President and CEO

PRIVA INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

PRIVA INC.
Table of Contents

Auditors' report	1
Balance sheet	2
Statement of deficit	3
Statement of income	4
Cash flow statement	5
Notes to the financial statements	6, 7, 8, 9, 10, 11, 12 and 13
Additional information	
Appendix A - Cost of goods sold	
Appendix A - Selling expenses	
Appendix A - Administrative expenses	
Appendix A - Financial expenses	

PERREAULT, WOLMAN, GRZYWACZ & CIE. CO.

Comptables Agréés - Chartered Accountants
Société en nom collectif

5250 Ferrier, Suite 814
Montréal, Québec H4P 2N7
Téléphone: (514) 731-7987
Télécopieur: (514) 731-8782

AUDITORS' REPORT

To the Shareholders of
Priva Inc.

We have audited the balance sheet of **Priva Inc.** as at December 31, 2002 and 2001 and the statements of income, deficit and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 as well as the results of its operations and its cash flow for the year then ended in accordance with Canadian generally accepted accounting principles.

Montreal, Quebec
February 28, 2003

Chartered Accountants

Priva Inc
Balance sheet,
December 31,

	2002	2001
ASSETS		
CURRENT		
Cash	$ -	$ 56,533
Accounts receivable (Note 3)	1,988,237	1,295,413
Inventories (Note 4)	1,449,217	1,037,796
Prepaid expenses	8,776	7,363
	3,446,230	2,397,105
CAPITAL ASSETS (Note 5)	18,441	3,560
INTANGIBLE PROPERTIES (Note 6)	528,395	238,768
	$ 3,993,066	$ 2,639,433
LIABILITIES		
CURRENT		
Bank indebtedness	$ 197,909	$ -
Bank loan (Note 7)	1,010,000	825,000
Accounts payable (Note 8)	1,537,846	1,380,777
Current portion of the long term debt (Note 9)	-	50,000
	2,745,755	2,255,777
LONG-TERM DEBT (Note 9)	850,000	400,000
LONG-TERM DEBT - PARENT COMPANY (Note 10)	500,000	500,000
	4,095,755	3,155,777
SHAREHOLDERS' DEFICIENCY		
Share capital (Note 11)	1,068,591	1,068,591
Deficit	(1,171,280)	(1,584,935)
	(102,689)	(516,344)
	$ 3,993,066	$ 2,639,433

See accompanying notes to the financial statements.

ON BEHALF OF THE BOARD





David Horowitz, Director

David Schreiner, Director

Priva Inc
Statement of deficit
Year ended December 31,

	2002	2001
BALANCE, BEGINNING OF YEAR	$(1,584,935)	$(1,920,408)
NET INCOME	413,655	335,473
BALANCE, END OF YEAR	$(1,171,280)	$(1,584,935)

See accompanying notes to the financial statements.

Priva Inc
Statement of income
Year ended December 31,

	2002	2001
SALES	$ 7,677,697	$ 6,296,939
COST OF GOODS SOLD (Appendix A)	5,055,365	4,152,505
GROSS PROFIT	2,622,332	2,144,434
OPERATING EXPENSES (Appendix A)		
Selling expenses	1,564,230	1,228,185
Administrative expenses	521,988	448,184
Financial expenses	122,459	132,592
	2,208,677	1,808,961
INCOME BEFORE INCOME TAXES	413,655	335,473
INCOME TAXES		
Current	112,944	98,431
Income tax reduction arising from loss carried forward from a prior year	(112,944)	(98,431)
	-	-
NET INCOME	$ 413,655	$ 335,473
Net income per share (Note 12)	$ 0.031	$ 0.025
Fully diluted net income per share (Note 12)	$ 0.024	$ 0.021

See accompanying notes to the financial statements.

Priva Inc
Cash flow statement
Year ended December 31,

	2002	2001
OPERATING ACTIVITIES		
Net income	$ 413,655	$ 335,473
Adjustment for:		
Amortization – capital assets	6,708	1,369
Amortization – intangible properties	7,322	6,757
Loss on disposal of capital assets	-	1,263
	427,685	344,862
Changes in operating assets and liabilities:		
Accounts receivable	(692,824)	(163,758)
Inventories	(411,421)	(63,630)
Prepaid expenses	(1,413)	5,373
Accounts payable	157,069	(166,609)
	(520,904)	(43,762)
INVESTING ACTIVITIES		
Acquisition of capital assets	(21,589)	(1,099)
Acquisition of intangible properties	(296,601)	(2,816)
Placement fees	(348)	(154,700)
	(318,538)	(158,615)
FINANCING ACTIVITIES		
Net change in bank borrowings	185,000	295,000
Issuance of long-term debt	850,000	-
Repayment of long term debt	(450,000)	-
	585,000	295,000
CASH (AND CASH EQUIVALENTS) INCREASE (DECREASE)	(254,442)	92,623
CASH (AND CASH EQUIVALENTS) (DEFICIENCY) BEGINNING OF YEAR	56,533	(36,090)
CASH (AND CASH EQUIVALENTS) (DEFICIENCY) END OF YEAR	$(197,909)	$ 56,533

Supplemental disclosure of cash flow information:
Interest paid during the year $ 122,459 (2001 - $132,592).

Cash and cash equivalents consist of cash on hand less bank indebtedness.

See accompanying notes to the financial statements.

1. STATUTES OF INCORPORATION AND NATURE OF ACTIVITIES

The Company is incorporated under the Laws of Alberta and operates as a distributor of waterproof and absorbent textile products.

2. SIGNIFICANT ACCOUNTING POLICIES

Inventories

Raw materials are valued at the lower of cost and replacement cost. Cost is determined using the first in, first out method.

Finished goods are valued at the lower of cost and net realizable value. The cost of finished goods is determined using the first in, first out method.

Capital assets

Capital assets are accounted for at cost and are amortized based on their estimated useful lives using the following method and rates.

	Method	Rates
Furniture and fixtures	Diminishing balance	20%
Computer hardware	Diminishing balance	30%

Intangible properties

Intangible properties are accounted for at cost. Amortization is based on their estimated useful life using the straight-line method over a period of seventeen years except for placement fees and customer lists, which are not amortized.

Intangible properties, whether subject to amortization or not, are tested for impairment annually. Any decrease in value will be reflected in the period in which the decrease is recognized.

Stock options plan

The Company does not account for stock options granted to employees and officers. Thereby, no compensation cost is recognized.

3. ACCOUNTS RECEIVABLE

	2002	2001
Trade	$ 1,830,458	$ 1,246,592
Sales taxes	157,779	48,821
	$ 1,988,237	$ 1,295,413

4. INVENTORIES

	2002	2001
Raw materials	$ 501,149	$ 304,213
Finished goods	948,068	733,583
	$ 1,449,217	$ 1,037,796

5. CAPITAL ASSETS

	2002			2001
	Cost	Accumulated Amortization	Net Value	Net Value
Furniture and fixtures	$ 8,584	$ 1,893	$ 6,691	$ 880
Computer hardware	19,575	7,825	11,750	2,680
	$ 28,159	$ 9,718	$ 18,441	$ 3,560

6. INTANGIBLE PROPERTIES

	2002			2001
	Cost	Accumulated Amortization	Net Carrying Value	Net Carrying Value
Amortized intangible properties:				
Trademarks and patents	$ 124,468	$ 38,438	$ 86,030	$ 84,068
Unamortized intangible properties :				
Placement fees	155,018	-	155,018	154,700
Customer lists	287,347	-	287,347	-
	$ 566,833	$ 38 438	$ 528,395	$ 238,768

The aggregate amount of amortized and unamortized intangible properties acquired during the year was $9,284 and $287,665 respectively.

7. BANK LOAN

The Company has a combined authorized line of credit with the parent company. The Company's authorized line of credit is $1,500,000 at a rate of bank's prime rate plus 0.25% of which $490,000 has been unused as at December 31, 2002. The bank loan is secured by a moveable hypothec on universality of all property and book debts in the amount of $1,500,000, as well as an unlimited suretyship and subordination from its parent company. The credit facility agreement is renegotiated on an annual basis.

8. ACCOUNTS PAYABLE

	2002	2001
Trade – parent company	$ 981,841	$ 1,003,597
Trade and accrued liabilities	535,817	356,671
Wages payable	20,188	20,509
	$ 1,537,846	$ 1,380,777

9. LONG-TERM DEBT

	2002	2001
Secured subordinated convertible debentures bearing interest at 7.5% and maturing on February 17, 2004. The debentures are convertible at a strike price of $0.20 per common share in the first year of the term and $0.25 per common share for the second year of the term. The Company reserves the right to force conversion on all debentures when the last 20 days moving average of trading reaches 150% of the strike price. The company will have the option to pay out the debentures on 30 days notice.	$ 150,000	$ -
Secured subordinated convertible debentures bearing interest at 9% and maturing on February 17, 2005. The debentures are convertible at a strike price of $0.35 per common share in the first year of the term , $0.40 per common share for the second year of the term and $0.45 per common share for the third year of term of the debenture. The Company reserves the right to force conversion on all debentures when the last 20 days moving average of trading reaches 150% of the strike price. The company will have the option to pay out the debentures on 30 days notice.	100,000	-
Secured subordinated convertible debentures bearing interest at 9% and maturing on November 11, 2006. The debentures are convertible at a strike price of $0.35 per common share in the first 18 months of the term, $0.40 per common share for the period after the 18th month up to the 30th month and $0.45 per common share for the period after the 30th month until the full repayment of the debentures. The Company reserves the right to force conversion on all debentures when the last 20 days moving average of trading reaches 150% of the strike price. The company will have the option to pay out the debentures on 30 days notice.	600,000	-
Balance carried forward	$ 850,000	$ -

9. LONG-TERM DEBT (Cont'd)

	2002	2001
Balance carried forward	$ 850,000	$ -
Unsecured debentures, bearing interest at 12% and maturing on February 17, 2002. The debentures are convertible at a strike price of $0.45 in the term ending February 17, 2002. The Company reserves the right to force conversion when the last 20 days moving average of trading reaches 150% of the strike price. The Company will have the option to pay out the debentures on 30 days notice.	-	450,000
	850,000	450,000
Less: Current portion	-	50,000
	$ 850,000	$ 400,000

During the year, the company repaid $450,000 unsecured subordinated convertible debentures and issued $850,000 new secured subordinated convertible debentures.

Interest and principal repayments on the new debentures are due in the following fiscal years:

	Principal	Interest
2003	$ -	$ 74,250
2004	150,000	64,479
2005	100,000	55,184
2006	600,000	46,455
	$ 850,000	$ 240,368

10. LONG-TERM DEBT - PARENT COMPANY

	2002	2001
Secured subordinated debentures bearing interest at 3% interest payable quarterly, and maturing on July 26, 2007. The debentures are convertible at a strike price of $0.20 until the fourth anniversary and $0.25 in the fifth term. The Company reserves the right to force conversion when the last 20 days moving average of trading reaches 150% of the strike price. The Company will have the option to pay out the debentures on 30 days notice.	$ 500,000	$ -
Balance carried forward	$ 500,000	$ -

10. LONG-TERM DEBT - PARENT COMPANY (Cont'd)

	2002	2001
Balance carried forward	$ 500,000	$ -
Unsecured note payable to the parent company, bearing interest at 3%, interest payable quarterly, the principal amount becomes due on May 24, 2003.	-	500,000
	$ 500,000	$ 500,000

During the year, the Company renegotiated the unsecured note payable into secured subordinated debentures for the same amount.

11. SHARE CAPITAL

Authorized:

Common shares

Class "A" preferred shares

Issued:	2002	2001
13,542,858 Common shares	$ 1,068,591	$ 1,068,591

Share option plan:

The Company may grant options to key employees and senior executives of the Company and its parent company to purchase an equivalent number of common shares to a maximum of 2,500,000 common shares. As at December 31, 2002, there were 1,400,000 options outstanding as follows:

Number of options	Option Price per share	Expiry date
1,200,000	$ 0.10	May 24, 2005
200,000	$ 0.20	July 31, 2006

There have been no additional options granted during the year.

12. NET INCOME PER SHARE

Basic net income per share for the year ended December 31, 2002 has been calculated using the weighted average number of common shares outstanding during the year.

Fully diluted net income per share has been calculated using 20,192,858 common shares, being the sum of the number of common shares outstanding as at December 31, 2002 (13,542,858 shares) and the shares that may be issued following the potential conversion of the debentures (5,250,000 shares) and the exercise of option granted under the Company's share option plan (1,400,000 shares).

13. LOSSES CARRIED FORWARD

The Company has non-capital losses, which may be applied to reduce future taxable income. These losses expire as follows:

	Federal	Quebec
2003	$ 157,704	$ 163,174
2005	293,166	293,166
2006	336,365	336,365
2007	-	5,470
	$ 787,235	$ 798,175

No recognition has been given in these financial statements to the potential income tax benefits, which may result from utilization of these losses.

14. COMMITMENTS

Under two purchase agreements, the Company must pay commissions as follows:

1) 10% of the company's net monthly sales to Americare's current customers for a period of the next three years, which commission shall not exceed $100,000 US in the aggregate;

2) 10% of the Company's net monthly sales of Quorum products to current customers and to all new customers in North America who have 50 or less stores, 5% of monthly sales of Quorum products to new customers in North America who have 51 or more stores, and 2% of monthly sales of Quorum products sold to customers outside North America.

15. RELATED PARTY TRANSACTIONS

During the year, the Company had the following transactions with its parent company:

Purchased $1,807,933 ($1,543,610 in 2001) of merchandise.

Paid $142,270 ($141,171 in 2001) for administrative services.

The transactions are in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties.

In addition, the Company renegotiated the $500,000 unsecured note payable to the parent company into a secured subordinated debenture for the same amount.

16. GEOGRAPHIC INFORMATION

	2002 Revenue	2001 Revenue
United States	$ 4,425,948	$ 3,528,838
Canada	2,285,866	1,825,426
England	942,203	942,675
Other	23,680	-
	$ 7,677,697	$ 6,296,939

17. INFORMATION ABOUT A MAJOR CUSTOMER

Revenue from one distributor of Priva Inc. represents $942,203 (2001 - $942,675) of the Company's total revenue. The distributor in turn will sell to multiple customers.

18. FINANCIAL INSTRUMENTS

Credit risk

The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company does not have a significant exposure to any individual customer. The Company establishes an allowance for doubtful accounts that corresponds to the credit risk of its specific customers, historical trends and economic circumstances.

18. FINANCIAL INSTRUMENTS (Cont'd)

Currency risk

The Company realizes approximately 70% of the sales and incurs 22% of the purchases in foreign currencies. Consequently, some assets and liabilities are exposed to foreign currency fluctuations.

As at December 31, 2002, the assets and liabilities, which are affected by foreign exchange fluctuations were as follows:

	2002	2001
Cash	$ 1,019	$ 83,300
Accounts receivable	937,616	646,000
Accounts payable	215,633	43,200

Interest rate risk

The long-term debt bears fixed interest rates ranging from 3% to 9%.

Fair value

The fair value of cash, accounts receivable, the bank indebtedness and accounts payable are approximately equal to their carrying value due to their short-term maturity date.

The fair value of long-term debt items is also approximately equal to fair value based on market interest rates for loans with similar conditions and maturities.

19. COMPARATIVE FIGURES FOR THE PRIOR YEAR

Certain figures for 2001 have been reclassified to make their presentation identical to that adopted in 2002.

Priva Inc
Cost of goods sold and operating expenses
Year ended December 31,

	2002	2001
COST OF GOODS SOLD		
Inventories, beginning of year	$ 1,037,795	$ 974,166
Purchases	4,516,170	3,571,897
Contract and production labour	950,617	644,238
	6,504,582	5,190,301
Inventories, end of year	1,449,217	1,037,796
	$ 5,055,365	$ 4,152,505
SELLING EXPENSES		
Advertising promotional rebate	$ 433,040	$ 214,099
Salaries and fringe benefits	354,689	296,954
Delivery	339,047	289,003
Commissions	165,677	173,152
Travel and entertainment	104,612	96,842
Promotional material	59,890	89,749
Postage and communication	43,122	20,148
Customer service	38,710	40,574
Exhibition and samples	25,443	7,664
	$ 1,564,230	$ 1,228,185
ADMINISTRATIVE EXPENSES		
Salaries and fringe benefits	$ 286,556	$ 234,640
Professional fees	121,212	124,366
Office supplies and stationery	55,542	41,393
Taxes and insurance	44,648	38,396
Loss on disposal of fixed assets	-	1,263
Amortization – patents	7,322	6,757
Amortization – furniture and fixtures	6,708	1,369
	$ 521,988	$ 448,184
FINANCIAL EXPENSES		
Interest and long-term debt	$ 64,940	$ 89,954
Interest and bank charges	57,519	42,638
	$ 122,459	$ 132,592

Appendix A